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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                        FIRSTWORLD COMMUNICATIONS, INC.
                  -------------------------------------------
                                (Name of Issuer)

                    SERIES B COMMON STOCK, $.0001 PAR VALUE
                  -------------------------------------------
                         (Title of Class of Securities)

                                  337625 20 6
                  -------------------------------------------
                                 (CUSIP Number)


                                October 8, 1998
                  -------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ] Rule 13d-1(b)
           [ ] Rule 13d-1(c)
           [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

 Page 1 of 6 Pages

-------------------------------------------------------------------------------
 CUSIP NO. 337625 20 6                               Page   2   of   6   Pages
-------------------------------------------------------------------------------
                                      13G
-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Enron Corp.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION


            Oregon
-------------------------------------------------------------------------------
                             5     SOLE VOTING POWER
       NUMBER OF
                                   -0-
        SHARES              ---------------------------------------------------
                             6     SHARED VOTING POWER
     BENEFICIALLY
                                   16,666,666**
       OWNED BY             ---------------------------------------------------
                             7     SOLE DISPOSITIVE POWER
         EACH

       REPORTING                    16,666,666**
                            ---------------------------------------------------
        PERSON               8     SHARED DISPOSITIVE POWER

         WITH                       -0-

-------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            16,666,666**
-------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]

            N/A
-------------------------------------------------------------------------------
  11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


            56.2%
-------------------------------------------------------------------------------
  12        TYPE OF REPORTING PERSON*


            CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
** Includes 5,000,000 shares of Series A Common Stock convertible into Series B Common Stock on a share for share basis and presently exercisable Warrants to purchase an aggregate of 8,333,333 shares of Series B Common Stock.

                               Page 2 of 6 Pages

Item 1(a)  Name of Issuer:

                     FirstWorld Communications, Inc.

Item 1(b) Address of Issuer's principal executive offices:

                     7100 East Belleview Avenue, Suite 210
                     Greenwood Village, CO 80111

Item 2.(a) Name of person filing:

                     Enron Corp.

Item 2.(b) Address of principal business office or, if none, residence:

                     1400 Smith Street
                     Houston, TX 77002

Item 2.(c) Citizenship:

                     Oregon

Item 2.(d) Title of class of securities:

                     Series B Common Stock, $.0001 par value (the "Series B Common Stock").

Item 2.(d) CUSIP Number:   337625 20 6


Item 3.    Not Applicable

Item 4     Ownership.

                     (a)  Amount beneficially owned:

                               16,666,666 shares of Series B Common Stock,
                     consisting of (i) 3,333,333 shares of Series B Common Stock owned of record, (ii) presently exercisable Warrants to purchase an aggregate of 8,333,333 shares of Series B Common Stock at an exercise price of $3.00 per share (the "Warrants"), and (iii) 5,000,000 shares of Series A Common Stock of FirstWorld Communications, Inc. (the "Series A Common Stock") held of record and convertible, at the option of the holder, into shares of Series B Common Stock on a share for share basis.

                     (b)       Percent of class:

                               56.2%


                               Page 3 of 6 Pages

                     (c) Number of shares as to which such person has:

                          (i)    sole power to vote or to direct the vote -

                                 -0-

                          (ii)   shared power to vote or to direct the vote -

                                 16,666,666

                          (iii) sole power to dispose or to direct the disposition of -

                                 16,666,666

                          (iv) shared power to dispose or to direct the disposition of -

                                 -0-

Item 5.    Not Applicable.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

                     See exhibit attached in response to Item 7.

Item. 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
           Company:

                     See attached exhibit.


Item 8     Identification and Classification of Members of the Group:

                     Not Applicable.


Items 9-10 Not Applicable

                               Page 4 of 6 Pages

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 11, 1999
                                         --------------------------------------
                                                      Date

                                         ENRON CORP.

                                         By: /s/ PEGGY B. MENCHACA
                                            -----------------------------------
                                                       Signature


                                         Name: Peggy B. Menchaca
                                              ---------------------------------
                                         Title: Vice President and Secretary
                                               --------------------------------

                               EXHIBIT FOR ITEM 7


           The Series B Common Stock, Warrants and Series A Common Stock described in the Schedule 13G to which this exhibit is attached are held by Sundance Assets, L.P., a Delaware limited partnership ("Sundance"), which is an indirect subsidiary of Enron Corp.("Enron"). The general partner of Sundance is Ponderosa Assets, L.P., a Delaware limited partnership owned by Enron and various subsidiaries of Enron ("Ponderosa"). In general, the partnership agreements of Sundance and Ponderosa provide that the aspects of ownership of the Series B Common Stock, Warrants and Series A Common Stock (including the right to receive, or direct the receipt of, dividends and other distributions thereon or the proceeds of sale thereof) will accrue to the benefit of Enron Capital & Trade Resources Corp., a Delaware corporation which is a direct subsidiary of Enron and a limited partner of Ponderosa.





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